SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
WESCO International, Inc.
(Name of Subject Company (Issuer) and Filing Person (Offeror))
1.75% CONVERTIBLE SENIOR DEBENTURES DUE 2026
2.625% CONVERTIBLE SENIOR DEBENTURES DUE 2025
(Title of Class of Securities)
95082PAF2 and 95082PAG0
95082PAE5
(CUSIP Number of Class of Securities)
Stephen A. Van Oss
Senior Vice President and Chief Administrative Officer
225 West Station Square Drive
Suite 700
Pittsburgh, Pennsylvania 15219
(412) 454-2200
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)
Copies to:

Kristen L. Stewart Jeffrey W. Acre K&L Gates LLP Henry W. Oliver Building 535 Smithfield Street Pittsburgh, Pennsylvania 15222-2312 Telephone: (412) 355-6500	Vincent Pagano John D. Lobrano Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, New York 10017-3954 Telephone: (212) 455-2000
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$345,000,000	$19,890

*	Estimated solely for the purpose of determining the amount of the filing fee, based on the acquisition of a maximum of $356,435,644 aggregate principal amount of WESCO International, Inc.’s 1.75% Convertible Senior Debentures due 2026 and 2.625% Convertible Senior Debentures due 2025, in exchange for a maximum of $345,000,000 aggregate principal amount of WESCO International, Inc.’s 6.0% Convertible Senior Debentures due 2029 that may be issued in the exchange offer.

**	The amount of the filing fee calculated in accordance with Rule 0-11(a)(2) of the Securities Exchange Act of 1934, as amended, by multiplying .0000558 by the aggregate transaction value.
☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid: $19,890

Form or Registration No.: Form S-4

Filing Party: WESCO International, Inc.

Date Filed: July 27, 2009
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

SCHEDULE TO
     This Tender Offer Statement on Schedule TO relates to an offer by WESCO International, Inc., a Delaware corporation (the “Company”). Upon the terms and subject to the conditions set forth in the prospectus (the “Prospectus”), which forms a part of the registration statement filed on the date hereof with the Securities and Exchange Commission on Form S-4 (the “Registration Statement”) and the related Letter of Transmittal, which are filed as exhibits (a)(1)(i) and (a)(1)(ii) hereto, respectively, the Company is offering to exchange $960 principal amount of its newly issued 6.0% Convertible Senior Debentures due 2029 (the “2029 Debentures”) for each $1,000 principal amount of the Company’s 1.75% Convertible Senior Debentures due 2026 (the “2026 Debentures”) and $1,010 principal amount of the Company’s 2029 Debentures for each $1,000 principal amount of the Company’s 2.625% Convertible Senior Debentures due 2025 (the “2025 Debentures”), provided that the maximum amount of 2029 Debentures that the Company will issue is $345,000,000. We refer to this offer as the “Exchange Offer.”
     The Exchange Offer is subject to the conditions discussed in the Prospectus under “The Exchange Offer — Conditions to the Exchange Offer,” including, among other things, the condition that the Registration Statement has been declared effective and that the Registration Statement not be subject to a stop order or any proceedings for that purpose and the condition that a minimum aggregate principal amount of 2026 Debentures and 2025 Debentures shall have been tendered such that at least $100.0 million aggregate principal amount of 2029 Debentures will be issued in the Exchange Offer. The Exchange Offer will expire at midnight, New York City time, on August 21, 2009, unless extended or earlier terminated by the Company (such date, as the same may be extended or earlier terminated, the “Expiration Date”).
     This Schedule TO is being filed in satisfaction of the reporting requirements of Rules 13e-4(b)(1) and (c)(2) promulgated under the Securities Exchange Act of 1934, as amended. Information set forth in the Registration Statement is incorporated by reference in response to Items 1 through 13 of this Schedule TO, as more particularly set forth below, except those items as to which information is specifically provided herein.
Item 1. Summary Term Sheet.
     The information set forth in the Prospectus under the headings “Questions and Answers About the Exchange Offer” and “Summary — The Exchange Offer” is incorporated herein by reference.
Item 2. Subject Company Information.
(a) Name and Address.
     The name of the subject company is WESCO International, Inc. The address of the Company’s principal executive offices is 225 West Station Square Drive, Suite 700, Pittsburgh, Pennsylvania 15219. The Company’s telephone number is (412) 454-2200.
(b) Securities.
     The subject classes of securities are the Company’s 1.75% Convertible Senior Debentures due 2026 and the Company’s 2.625% Convertible Senior Debentures due 2025. As of the date hereof, $300,000,000 aggregate principal amount of the 2026 Debentures and $150,000,000 aggregate principal amount of the 2025 Debentures were outstanding.
(c) Trading Market and Price.
     Neither the 2026 Debentures nor the 2025 Debentures are listed for trading on any national securities exchange. To the knowledge of the Company, there is no established trading market for the 2026 Debentures or the 2025 Debentures.

Item 3. Identity and Background of Filing Person.
(a) Name and Address.
     WESCO International, Inc. is the filing person and subject company. The business address and telephone number of the Company are set forth under Item 2(a) of this Schedule TO and are incorporated herein by reference.
     Pursuant to Instruction C to Schedule TO, the following persons are the directors and executive officers of the Company (there are no controlling persons):

Name	Position
Roy W. Haley	Chairman of the Board and Chief Executive Officer
John J. Engel	Senior Vice President, Chief Operating Officer and Director
Stephen A. Van Oss	Senior Vice President, Chief Administrative Officer and Director
Richard P. Heyse	Vice President and Chief Financial Officer
David S. Bemoras	Vice President, Operations
Andrew J. Bergdoll	Vice President, Operations
Daniel A. Brailer	Vice President, Treasurer and Investor Relations
William E. Cenk	Vice President, Operations
Allan A. Duganier	Director of Internal Audit
James R. Griffin	Vice President, Operations
Timothy A. Hibbard	Corporate Controller
Leslie J. Parrette, Jr.	Senior Vice President, Legal Affairs and General Counsel
Robert J. Powell	Vice President, Human Resources
Robert B. Rosenbaum	Vice President, Operations
Marcy Smorey-Giger	Corporate Counsel and Secretary
Ronald P. Van, Jr.	Vice President, Operations
Sandra Beach Lin	Director
George L. Miles, Jr.	Director
John K. Morgan	Director
Steven A. Raymund	Director
James L. Singleton	Director
Robert J. Tarr, Jr.	Director
Lynn M. Utter	Director
William J. Vareschi	Director
Kenneth L. Way	Director
     The address and telephone number of each director and executive officer is: c/o WESCO International, Inc., 225 West Station Square Drive, Suite 700, Pittsburgh, Pennsylvania 15219, (412) 454-2200.
Item 4. Terms of the Transaction.
(a) Material Terms.
     The information set forth in the Prospectus under the headings “Questions and Answers About the Exchange Offer,” “Summary — The Exchange Offer,” “Description of Differences Among the Convertible Debentures,” “The Exchange Offer,” “Description of the 2029 Debentures” and “Material U.S. Federal Income Tax Considerations” is incorporated herein by reference.
(b) Purchases.
     The information set forth in the Prospectus under the heading “Interests of Directors and Executive Officers” is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.
(e) Agreements Involving the Subject Company’s Securities.
     The information set forth in the Prospectus under the headings “The Exchange Offer,” “Description of Other Indebtedness,” “Description of the 2029 Debentures,” “Description of Capital Stock,” “The Dealer Managers,” “The Exchange Agent,” “The Information Agent” and “Interests of Directors and Executive Officers” is incorporated herein by reference. The 2026 Debentures are governed by an indenture, dated as of November 2, 2006, by and among the Company, WESCO Distribution, Inc. and The Bank of New York, as Trustee, which is filed as exhibit (d)(i) hereto. The 2025 Debentures are governed by an indenture, dated as of September 27, 2005, by and among the Company, WESCO Distribution, Inc. and The Bank of New York, as successor to J.P. Morgan Trust Company, National Association, as Trustee, which is filed as exhibit (d)(ii) hereto. The 2029 Debentures will be governed by an indenture by and among the Company, WESCO Distribution, Inc. and The Bank of New York Mellon, as Trustee, a form of which has been filed as an exhibit to the Registration Statement and is filed as exhibit (d)(iii) hereto.
Item 6. Purposes of the Transaction and Plans or Proposals.
(a) Purposes.
     The information set forth in the Prospectus under the headings “Questions and Answers About the Exchange Offer — Why are you making the Exchange Offer?,” “Summary — The Exchange Offer — Purpose of the Exchange Offer” and “The Exchange Offer — Purpose of the Exchange Offer” is incorporated herein by reference.
(b) Use of Securities Acquired.
     The 2026 Debentures and the 2025 Debentures accepted for exchange by the Company pursuant to the Exchange Offer will be cancelled and retired.
(c) Plans.
     (1) None.
     (2) None.
     (3) The information set forth in the Prospectus under the heading “Capitalization” is incorporated herein by reference.
     (4) The information set forth in the Company’s Current Report on Form 8-K dated May 27, 2009 is incorporated herein by reference.
     (5) None.
     (6) None.
     (7) None.
     (8) None.
     (9) None.
     (10) None.

Item 7. Source and Amount of Funds or Other Consideration.
(a) Source of Funds.
     The information set forth in the Prospectus under the headings “Questions and Answers About the Exchange Offer — What will I receive in the Exchange Offer if my 2026 Debentures or 2025 Debentures are accepted for exchange?,” “Questions and Answers About the Exchange Offer — What aggregate principal amount of 2026 Debentures and 2025 Debentures is being sought in the Exchange Offer?,” “Summary — The Exchange Offer — The Exchange Offer,” “Summary —The Exchange Offer — Acceptance Priority Levels,” “The Exchange Offer — Terms of the Exchange Offer” and “The Exchange Offer — Maximum Issue Amount; Acceptance Priority Levels; Proration” is incorporated herein by reference.
(b) Conditions.
     The information set forth in the Prospectus under the headings “Questions and Answers About the Exchange Offer — What are the conditions to the Exchange Offer?,” “Summary — The Exchange Offer — Conditions to the Exchange Offer,” and “The Exchange Offer — Conditions to the Exchange Offer” is incorporated herein by reference.
(d) Borrowed Funds.
     Not applicable.
Item 8. Interest in the Securities of the Subject Company.
(a) Securities Ownership.
     The information set forth in the Prospectus under the heading “Interests of Directors and Executive Officers” is incorporated by reference herein. In addition, the Company does not own any of the 2026 Debentures or the 2025 Debentures.
(b) Securities Transactions.
     The information set forth in the Prospectus under the heading “Interests of Directors and Executive Officers” is incorporated by reference herein.
Item 9. Persons/Assets, Retained, Employed, Compensated or Used.
(a) Solicitations or Recommendations.
     The information set forth in the Prospectus under the headings “The Exchange Offer — Fees and Expenses,” “The Dealer Managers,” “The Exchange Agent” and “The Information Agent” is incorporated herein by reference. None of the Company, the dealer managers, the exchange agent, the information agent or any other person is making any recommendation as to whether holders of 2026 Debentures or 2025 Debentures should tender such 2026 Debentures or 2025 Debentures for exchange in the Exchange Offer.
Item 10. Financial Statements.
(a) Financial Information.
     The ratios of earnings to fixed charges and book value per common share included in the Prospectus under the heading “Selected Historical Financial Data” are incorporated herein by reference. In addition, the financial statements and other information set forth (i) in the Company’s Current Report on Form 8-K dated July 27, 2009 and (ii) in Part I, Item I of the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2009 are, in each case, incorporated by reference herein and may be accessed electronically on the SEC’s website at http://www.sec.gov.

(b) Pro Forma Information.
     Not applicable.
Item 11. Additional Information.
(a) Agreements, Regulatory Requirements and Legal Proceedings.
     The information set forth in the Prospectus under the headings “Summary — The Exchange Offer — Required Approvals,” “The Exchange Offer — Conditions to the Exchange Offer,” “The Exchange Offer — Compliance with “Short Tendering” Rule,” “The Exchange Offer — Compliance with Securities Laws,” and “Interests of Directors and Executive Officers” is incorporated herein by reference.
(b) Other Material Information.
     Not applicable.
Item 12. Exhibits.

(a)(1)(i)	Prospectus, dated July 27, 2009 (incorporated herein by reference to the Company’s Registration Statement on Form S-4 filed on July 27, 2009).

(a)(1)(ii)	Form of Letter of Transmittal (incorporated herein by reference to Exhibit 99.1 to the Company’s Registration Statement on Form S-4 filed on July 27, 2009).

(a)(1)(iii)	Form of Notice of Guaranteed Delivery (incorporated herein by reference to Exhibit 99.2 to the Company’s Registration Statement on Form S-4 filed on July 27, 2009).

(a)(1)(iv)	Form of Notice of Withdrawal (incorporated herein by reference to the Company’s Registration Statement on Form S-4 filed on July 27, 2009).

(a)(1)(v)	Press Release, dated July 27, 2009 (incorporated herein by reference to Exhibit 99.1 to the Company’s Current Report, dated July 27, 2009, pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 13e-4(c) under the Securities Exchange Act of 1934).

(a)(4)(i)	Exhibit (a)(1)(i) is incorporated herein by reference.

(a)(4)(ii)	Exhibit (a)(1)(v) is incorporated herein by reference.

(a)(4)(iii)	Text of the website that is being maintained at http://www.gbsc-usa.com/WESCO

(b)	None.

(d)(i)	Indenture relating to 1.75% Convertible Senior Debentures due 2026, dated as of November 2, 2006, by and among the Company, WESCO Distribution, Inc. and The Bank of New York, as Trustee (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K, dated November 2, 2006).

(d)(ii)	Indenture relating to 2.625% Convertible Senior Debentures due 2025, dated as of September 27, 2005, by and among the Company, WESCO Distribution, Inc. and The Bank of New York (as successor to J.P. Morgan Trust Company, National Association.), as Trustee (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K, dated September 21, 2005).

(d)(iii)	Form of Indenture by and among the Company, WESCO Distribution, Inc. and The Bank of New York Mellon, as Trustee, governing 2029 Debentures (incorporated by reference to

Exhibit 4.7 to the Company’s Registration Statement on Form S-4 filed on July 27, 2009).

(g)	None.

(h)	Tax opinion of K&L Gates LLP (incorporated by reference to Exhibit 8.1 to the Company’s Registration Statement on Form S-4 filed on July 27, 2009).
Item 13. Information Required by Schedule 13E-3.
     (a) Not applicable.

SIGNATURES
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

WESCO INTERNATIONAL, INC.
By:	/s/ Stephen A. Van Oss
	Name:	Stephen A. Van Oss
	Title:	Senior Vice President and Chief Administrative Officer

Date: July 27, 2009

EXHIBIT INDEX

(a)(1)(i)	Prospectus, dated July 27, 2009 (incorporated herein by reference to the Company’s Registration Statement on Form S-4 filed on July 27, 2009).

(a)(1)(ii)	Form of Letter of Transmittal (incorporated herein by reference to Exhibit 99.1 to the Company’s Registration Statement on Form S-4 filed on July 27, 2009).

(a)(1)(iii)	Form of Notice of Guaranteed Delivery (incorporated herein by reference to Exhibit 99.2 to the Company’s Registration Statement on Form S-4 filed on July 27, 2009).

(a)(1)(iv)	Form of Notice of Withdrawal (incorporated herein by reference to the Company’s Registration Statement on Form S-4 filed on July 27, 2009).

(a)(1)(v)	Press Release, dated July 27, 2009 (incorporated herein by reference to Exhibit 99.1 to the Company’s Current Report, dated July 27, 2009, pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 13e-4(c) under the Securities Exchange Act of 1934).

(a)(4)(i)	Exhibit (a)(1)(i) is incorporated herein by reference.

(a)(4)(ii)	Exhibit (a)(1)(v) is incorporated herein by reference.

(a)(4)(iii)	Text of the website that is being maintained at http://www.gbsc-usa.com/WESCO

(b)	None.

(d)(i)	Indenture relating to 1.75% Convertible Senior Debentures due 2026, dated as of November 2, 2006, by and among the Company, WESCO Distribution, Inc. and The Bank of New York, as Trustee (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K, dated November 2, 2006).

(d)(ii)	Indenture relating to 2.625% Convertible Senior Debentures due 2025, dated as of September 27, 2005, by and among the Company, WESCO Distribution, Inc. and The Bank of New York (as successor to J.P. Morgan Trust Company, National Association.), as Trustee (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K, dated September 21, 2005).

(d)(iii)	Form of Indenture by and among the Company, WESCO Distribution, Inc. and The Bank of New York Mellon, as Trustee, governing 2029 Debentures (incorporated by reference to Exhibit 4.7 to the Company’s Registration Statement on Form S-4 filed on July 27, 2009).

(g)	None.

(h)	Tax opinion of K&L Gates LLP (incorporated by reference to Exhibit 8.1 to the Company’s Registration Statement on Form S-4 filed on July 27, 2009).